# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KUSTOM ENTERTAINMENT, INC., CIK 0001342958
CUSIP: 25382T606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0002148029
Persons authorized to receive notices and communications: Ryan Todd Martin, 672 Northridge Drive, Gallatin, TN, USA, Gallatin, Tennessee (TN), 37066, 7708230684

## Reporting persons
- Martin Ryan Todd (CIK 0002148029): type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); source of funds: personal funds (PF); sole voting power 280,000; shared voting power 280,000; sole dispositive power 280,000; shared dispositive power 280,000; aggregate amount beneficially owned 280,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KUSTOM ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211
Comment: none

## Item 2. Identity and Background
Name of person filing: Ryan Martin
Residence or business address: 672 Northridge Dr. Gallatin Tn. 37066
Present principal occupation or employment: General Manager
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: Passive Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 336500
Number of shares as to which each person has sole or shared power to vote or dispose: 336500
Transactions in the class effected during the past sixty days: none
Other persons with the right to receive dividends or sale proceeds: I just bought a stock that was a good investment
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: none

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: none

## Signatures
- Martin Ryan Todd: Ryan Martin, Individual (07/30/2026)